EXHIBIT 3.1
                      LUNAR CORPORATION AND SUBSIDIARIES


                      RESTATED ARTICLES OF INCORPORATION
                                      OF
                               LUNAR CORPORATION


     The following Restated Articles of Incorporation of Lunar Corporation supersede and take the place of the heretofore existing Articles of incorporation of said corporation and all prior amendments thereto.

                                   ARTICLE I

     The name of the corporation is LUNAR Corporation.

                                  ARTICLE II

     The purpose of purposes for which the corporation is organized are to engage in any lawful activity with the purposes for which a corporation may be organized under the Wisconsin Business Corporation Law, Chapter 180 of the Wisconsin Statutes.

                                  ARTICLE III

     "The number of shares which the corporation shall be authorized to issue is Twenty-Five Million (25,000,000) shares. Such shares shall be designated common stock and shall have a par value of $.01 per share. The holders of the common stock shall have no preemptive rights to purchase or to subscribe for shares of any class of shares now or hereafter authorized."

                                  ARTICLE IV

     The address of the initial registered office of the corporation is 313 West Beltline Highway, Madison, Dane County, Wisconsin 53713, and the name of its initial registered agent at such address is Richard B. Mazess.

                                   ARTICLE V

     The number of Directors constituting the Board of Directors of the corporation, not less than six (6) nor more than twelve (12), shall be fixed from time to time by the By-Laws of the corporation. The Board of Directors of the corporation shall be divided into three (3) classes of not less than two (2) nor more than four (4) Directors each. The term of office of the first class of Directors shall expire at the first annual meeting after their initial election under the provisions of this Article V, the term of office of the second class shall expire at the second annual meeting after their initial election under the provisions of this Article V, and that of the third class shall expire at the third annual meeting after their initial election under the provisions of this Article V. At each annual meeting under this Article V, the class of Directors whose term expires at the time of such election shall be elected t hold office until the third succeeding annual meeting.

     Any Director may be removed from office by affirmative vote of 80 % of the outstanding shares entitled to vote for the election of such director, taken at an annual meeting or a special meeting of shareholders called for that purpose, and any vacancy so created may be filled by the affirmative vote of 80 % of such shares.

                                  ARTICLE VI

     The corporation is authorized by action of the Board of Directors, without the consent of the shareholders, to purchase, take, receive, or otherwise acquire, hold, own, pledge, transfer or dispose of its own shares, subject to the provisions of section 180.385 of the Wisconsin Statutes.


                                  ARTICLE VII

     The corporation shall have the right, from time to time, to distribute to its shareholders in partial liquidation, out of stated capital or net capital surplus of the corporation, a portion of its assets, in cash or property, subject to the provisions of Section 180.39 of the Wisconsin Statutes.